SHEARMAN & STERLING LLP

シャーマン アンド スターリング外国法事務弁護士事務所

FUKOKU SEIMEI BUILDING 5TH FLOOR [redacted] TOKYO | 100-0011

WWW.SHEARM[redacted]

RECEIVED

2008 MAY 19 A 7:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08002579

May 14, 2008

Rule 12g3-2(b) File No. 82-35118

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SUPPL

Dai Nippon Printing Co., Ltd.
Rule 12g3-2(b) File No. 82-35118

The enclosed information is being furnished to the Securities and Exchange Commission on behalf of Dai Nippon Printing Co., Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents for which English versions are readily available, as identified in Exhibit A.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

Enclosures
MI/KN/ms

PROCESSED
MAY 21 2008
THOMSON REUTERS

Exhibit A

Documents for which English Versions are Readily Available

Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:

- "Announcement with Respect to Open-Market Repurchase of the Company's Shares (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)", as filed with the Tokyo Stock Exchange and Osaka Securities Exchange on March 3, 2008 (Exhibit A-1)
- "Announcement with Respect to Open-Market Repurchase of the Company's Shares (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)", as filed with the Tokyo Stock Exchange and Osaka Securities Exchange on March 25, 2008 (Exhibit A-2)

Press Releases:

- Press Release dated February 18, 2008, "DNP Conducting Field Test of Data Delivery Using Digital Audio Watermark Technology" (Exhibit A-3)
- Press Release dated February 27, 2008, "DNP Develops Image Processing Technology to Determine Authenticity of Embossed Holograms First in Japan" (Exhibit A-4)
- Press Release dated February 28, 2008, "DNP Develops TranC'ert DNA, a Distributed Network Format Confidential Data Storage System Compatible with Windows Server™ 2003" (Exhibit A-5)
- Press Release dated February 29, 2008, "DNP and Nippon Signal Jointly Develop First Japanese Contactless Smart Card with a Colored Rewritable Label" (Exhibit A-6)
- Press Release dated March 3, 2008, "DNP Develops Integrated Management System for ID-card Issuance Data" (Exhibit A-7)
- Press Release dated March 4, 2008, "DNP Develops Contactless Smart Card with Unique Surface Treatment" (Exhibit A-8)
- Press Release dated March 5, 2008, "DNP Develops Employment Management Support System Using Digital Pens Conducts Feasibility Study" (Exhibit A-9)
- Press Release dated March 14, 2008, "Dai Nippon Printing and Sony Chemical & Information Device Start Discussion on the Transfer of Thermal Transfer Ink Ribbon Business to Dai Nippon Printing" (Exhibit A-10)

Exhibit A-1

RECEIVED
2008 MAY 19 A 7:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 3, 2008

DAI NIPPON PRINTING CO., LTD.
Yoshitoshi Kitajima
President
(Stock Code Number: 7912,
First Section of TSE and OSE)

CONTACT:
Kazuo Doi
(General Manager of
Securities Department)
Phone: +813-5225-8341

Announcement with Respect to Open-Market Repurchase of the Company's Shares (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)

Tokyo—March 3, 2007—Dai Nippon Printing Co., Ltd. (the "Company") has repurchased the Company's shares at the open-market on the Tokyo Stock Exchange, under Article 156, as applied pursuant to Article 165, Paragraph 3 of the Company Law, as follows.

Details of Repurchase

1.Date of repurchase	From February 12,2008 to February 29, 2008
2.Aggregate number of shares repurchased	4,190,000 shares
3.Aggregate price of shares repurchased	¥6,915,753,000
4.Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

(For Reference) Details of repurchase as resolved at the meeting of the Board of Directors held on February 8, 2008

· Class of shares to be repurchased	Common stock of the Company
· Aggregate number of shares to be repurchased	Up to 25 million shares [3.73% of the total issued and outstanding shares (excluding treasury stock)]
· Aggregate price of shares to be repurchased	Up to ¥50 billion
· Period of shares repurchase	From February 12, 2008 to June 30, 2008
· Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

Total number of the Company's shares repurchased by the Company, after the above resolution of the Board of Directors and until February 29, 2008

· Aggregate number of shares repurchased	4,190,000 shares
· Aggregate price of shares repurchased	¥6,915,753,000

Exhibit A-2

RECEIVED

2008 MAY 19 A 7:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 25, 2008

DAI NIPPON PRINTING CO., LTD.
Yoshitoshi Kitajima
President
(Stock Code Number: 7912,
First Section of TSE and OSE)

CONTACT:
Kazuo Doi
(General Manager of
Securities Department)
Phone: +813-5225-8341

Announcement with Respect to Open-Market Repurchase of the Company's Shares (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)

Tokyo—March 25, 2007—Dai Nippon Printing Co., Ltd. (the "Company") has repurchased the Company's shares at the open-market on the Tokyo Stock Exchange, under Article 156, as applied pursuant to Article 165, Paragraph 3 of the Company Law, as follows.

Details of Repurchase

1.Date of repurchase	From March 3,2008 to March 24, 2008
2.Aggregate number of shares repurchased	4,154,000 shares
3.Aggregate price of shares repurchased	¥6,754,208,000
4.Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

(For Reference) Details of repurchase as resolved at the meeting of the Board of Directors held on February 8, 2008

• Class of shares to be repurchased	Common stock of the Company
• Aggregate number of shares to be repurchased	Up to 25 million shares [3.73% of the total issued and outstanding shares (excluding treasury stock)]
• Aggregate price of shares to be repurchased	Up to ¥50 billion
• Period of shares repurchase	From February 12, 2008 to June 30, 2008
• Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

Total number of the Company's shares repurchased by the Company, after the above resolution of the Board of Directors and until March 24, 2008

• Aggregate number of shares repurchased	8,344,000 shares
• Aggregate price of shares repurchased	¥13,669,961,000

Exhibit A-3

DNP

News
Release

February 18, 2008

DNP Conducting Field Test of Data Delivery Using Digital Audio Watermark Technology

At Edo-Tokyo Museum Hasui Kawase Exhibition

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) and DNP Archives.com Co., Ltd, (DNP Archives.com) a wholly owned subsidiary of DNP, involved in the promotion of contents business are conducting a data delivery field test using "G-Encoder Mark," an audio watermark technology developed by DNP. The field test is already underway at the Hasui Kawase Exhibition at the Edo-Tokyo Museum, entitled "Layered – seeing a layered age through sound."



examples of the contents which can be browsed on a PDA

- Explanatory notes may be altered in cases of actual delivery
- The pictures are provided by the Meiji Shrine
- The prints are from the Edo-Tokyo Museum collection

[Overview of "G-Encoder Mark,"]

"G-Encoder Mark," is an originally developed DNP audio watermark technology, allowing for embedding of data, such as text, into music, without degrading the original quality of the music. As a result, it is possible to broadcast data to multiple consumers at the same time by using generally available music players, which stores the data with the music. This latest round of field tests uses a PDA (Personal Digital Assistant) installed with dedicated software to extract the digital watermark and control the content of browsed pictures. It is also possible to use this system with a mobile phone as the extraction of the digital watermark is carried out by a dedicated server. When using this system with mobile phones, it is necessary to record the music with the in-built digital movie camera on the phone, then use dedicated Java™ application to send the recorded file to the server, where the server extracts the digital watermark data, and replies to the user with the appropriate website address. DNP is aiming to apply this technology as a sales promotion tool for guiding consumers to appropriate sites, via music played on both an in-store basis as well as outside in the town, along with television and video programs played in the home.

[Overview of the Field Tests]

This experiment is being conducted every Saturday and Sunday during the

Hasui Kawase Exhibition, at three separate spaces linked to the period specific works of art were created by Kawase, and consists of a series of background music composed by musician Minoru Mukaiya, based on his imagination of the exhibited works. "G-Encoder Mark," the original audio watermark technology developed by DNP, has been used to include contents ID data as digital watermarking in the music. Participants in the experiment receive a PDA at reception, and can extract the ID data by bringing the PDA within range of the music player positioned at each of the allotted spaces, allowing the contents to be browsed on the PDA. Images linked with twelve of Kawase`s prints are recorded as contents, including the copies of artist's prints, photos from the Taisho and Showa period in which he was active, along with photos from the present day.

The test allows participants to deepen their interest in and understanding of the works on display while comparing Kawase`s prints with photographical scenes from the period in which they were created, at the same time comparing those views with more modern scenes, under the background music appropriate to the works of art.

Through this test, DNP aims to prove the feasibility of systems using "G-Encoder Mark," with a view to commercial application. This test marks the first time audio watermark technology has been introduced into a museum.

Name of test	:	"Layered – seeing a layered age through sound."
Dates	:	Every Saturday and Sunday between February 19 – April 6 while the Hasui Kawase Exhibition is being held.
Time	:	14:30 to 17:00 (Reception will close at 16:30.)
Tests sponsored by	:	DNP and DNP Archives.com
Place	:	Edo-Tokyo Museum, 1-4-1 Yokoami, Sumida-ku, Tokyo 130-0015, Hasui Kawase Exhibition

[Future Activities]

DNP plans to promote the fully fledged adoption of the "G-Encoder Mark," system from the year beginning April 1, and aims for sales of 500 million yen in fiscal year 2009.

* Java and Java related trademarks are the property of Sun Microsystems Inc. the U.S.A. and other countries.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

Exhibit A-4

DNP

News Release

February 27, 2008

DNP Develops Image Processing Technology to Determine Authenticity of Embossed Holograms First in Japan

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) has chalked up yet another Japanese first by successfully developing an image processing technology to mechanically determine the authenticity of embossed holograms (*).

This technology works to determine the authenticity of holograms by exposing the hologram to light, and creating image data out of the optical property information contained therein, and comparing this with pre-registered genuine hologram image data.

DNP has also produced a new device mounted with this newly developed image processing technology to determine the authenticity of holograms attached to plastic cards, including credit cards. DNP will push ahead with a variety of tests, aiming to launch a fully fledged sales program from October.


OK

The program is activated when the portion of the card containing the hologram is inserted into the device, and delivers a judgment on the authenticity of the card in a timely manner.

[Background]

Holograms are broadly used as an anti-counterfeiting and brand protection measure in credit cards, money certificates, along with corporate and student ID cards, based on the high level technology required in their manufacture, and also as attaching a hologram also makes it possible to endow these products with a unique design statement. So far, determinations of the

authenticity of holograms have largely been left to visual checks by the user themselves, but in line with the globalization of production and distribution we have seen increasing damage inflicted by counterfeit and copy-cat goods, leading to increased needs for this check to be carried out in a more rapid and accurate manner. And it was in answer to these very needs that DNP developed the image processing technology and related device which makes it possible for anyone to determine the authenticity of holograms in a timely and accurate manner.

[Features]

- The hologram is exposed to light, and the optical property information read-off. Image data is created out of this property information, and compared with pre-registered genuine hologram image data to determine the authenticity of the hologram.
- It is possible to upload the necessary software for this process to a PC or other dedicated devices.
- At present, the newly developed device is designed to work with plastic cards only. The program can be activated by inserting the portion of the card containing the hologram into the device, which determines the authenticity of the hologram in a timely manner.
- By pre-registering genuine hologram image data, it is also possible to determine the authenticity of holograms already in circulation.

[Price]

DNP will push ahead with a variety of tests, aiming to develop a mass-produced device by September and will launch sales from October. Prices will depend on usage conditions, but are expected to be less than 10,000 yen, unit price for 10,000 unit lot basis.

- Software customization will be separately priced.
- Compatible OS: Windows XP

[Future Events]

This new prototype device is for use with holograms attached to plastic cards, but in addition to developing smaller card readers and handier features, DNP will also push ahead with development work aimed at making the device compatible with holograms on a variety of different media, including paper, via improvements to the hologram card reader algorithm.

The company will also actively expand sales of embossed holograms compatible with this image processing technology, and aims for sales of 300 million yen in the three year period from October 2008 from the planning and production of holograms, the device designed to determine the authenticity of those holograms, along with peripheral materials.

This product will be on display at the DNP booth at "IC CARD WORLD 2008" to be held at TOKYO BIG SIGHT from March 4.

(*) Embossed holograms

Micro-ridges are applied to the surface of a film, and by recording the moiré fringes of the light it is possible to produce a rainbow from the colors by altering the angle of viewing, and give expression to a 3-D effect. Embossed

holograms are broadly used in credit cards, money certificates and the design of magazine covers.

* Windows is a registered trade mark of Microsoft Corporation in the U.S.A. and other countries.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

Exhibit A-5

DNP

News
Release

February 28, 2008

DNP Develops TranC'ert DNA, a Distributed Network Format Confidential Data Storage System Compatible with Windows Server™ 2003

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) has developed TranC'ert DNA, a Windows Server ™ 2003 compatible high security data storage system that encrypts confidential data and distributes it over multiple servers. With this new system DNP has taken functions which were designed for PCs in March 2004, and has redeveloped them for use with servers. Patents have been successfully taken out in the U.S.A., France, Germany, China, Korea, and Australia, and sales will be launched from April 18.

[Background]
In recent years we have seen companies rushing to construct back-up systems at multiple locations against the possibility of system outages from disasters, such as fires and earthquakes, or network, equipment and/or software based events. We are also seeing a broader understanding of the thin client concept, in which critical data and software are not stored on a hard-drive, but centrally controlled in remote servers, in the face of ongoing data leaks by staff, and increased management and operation costs related to information systems. As a result, we have seen increased needs for high level security systems, and the construction of backup systems at multiple locations. And it was in answer to these needs that DNP developed TranC'ert DNA, which encrypts confidential data and distributes it over multiple servers, and which is compatible with Windows Server ™ 2003.

[TranC'ert DNA Features]
The realization of a secure and robust system

- Data from a single file is split, encrypted then distributed between multiple servers and stored. For example, the data from any given file may be split into A, B and C, and distributed to three servers for storage in the format of A and B, or A and C, or then again B and C. As a result, even if data leaks from a single server it is impossible to recreate the original file. On the other hand, if a single server is the subject of a disaster or other similar event, it is possible to reconstruct the original file as long as the remaining servers are intact. This makes it possible to construct a safe and robust data management system.

Operating and managing high security systems with smart cards

- Smart cards which store the necessary information for reconstructing

encrypted and split data are distributed to system users.

- By making it necessary to input a password when using the smart card it is possible to manage access to storage servers, and data access on a smart card unit basis.

The realization of a low cost operating system

- As a result of the way TranC'ert DNA is structured, it is impossible to recreate the original file even if one portion of the data, which is split three ways and stored at a single data center, is lost. As a result, it is possible to save on the security facilities fees along with the operation and management fees necessary to run existing data centers.
- As TranC'ert DNA uses standard internet protocols, there is no need to make any dedicated network facilities investment, and it is possible to use existing circuits.

Helping the environment

- While the high density blade servers which have come into mainstream use in recent years are suitable for the integrated management of bulk data, there has also been an increase in the amount of heat emitted, which as a result requires multiple cooling measures. A number of these measures, including the need to provide for a robust data center in order to provide adequate protection for the servers, are prone to lead to global warming or increased environmental burdens.
  By using this newly developed system it is possible to achieve an eco-friendly system, via such measures as allocating servers in locations with advantageous cooling efficiency effects, such as cold climates.

[Forward Looking Events]
DNP will promote sales of the newly developed system to financial institutions and R&D divisions which handle highly confidential data, and along with peripheral products aims for sales of 400 million yen by 2011. The system will be on display at the DNP booth at 'IC CARD WORLD 2008' to be held at TOKYO BIG SIGHT from March 4.

* Windows is a registered trade mark of Microsoft Corporation in the U.S.A. and other countries.

* The official name of Windows is Microsoft Windows Operating System.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

Exhibit A-6

NIPPON SIGNAL
THE NIPPON SIGNAL CO., LTD.

DNP

February 29, 2008
Dai Nippon Printing Co., Ltd.
The Nippon Signal Co., Ltd

DNP and Nippon Signal Jointly Develop First Japanese Contactless Smart Card with a Colored Rewritable Label

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) and Nippon Signal Co., Ltd. (Nippon Signal) have developed a new card, and in a Japanese first have successfully combined a contactless card with a rewritable card enhanced to include six color variations on the rewritable display portion of the card. This is a new type of card, which brings together the convenience of contactless cards with the high visibility of the rewritable card, and DNP and Nippon Signal will commence marketing activities from April.



Contactless smart card with rewritable label enhanced to include six colors – blue, black, red, green, silver and pink.

[Background]

There are numerous merits in using contactless cards, including ease to use, a rich array of functions and high level security attributes, and as a result they are being broadly adopted in a variety of areas, such as credit cards and transportation tickets. Rewritable cards are also being increasingly employed as loyalty and points cards as the points accrued through use and usage history can be displayed on the surface of the card providing superior visibility.

DNP has successfully established manufacturing technologies related to contact and contactless cards along with high security operating systems, and as a result, DNP' s cards have been adopted by numerous companies, beginning with financial institutions. Nippon Signal offers rewritable cards, equipment and operating systems used at stores, and in such locations as

car parks, and has won a significant share of the market. Our two companies have developed a new card, which successfully exploits our strengths and the characteristics of our cards.

[Product Features]

- The color variations of the display portion of the card have been enhanced to include six colors – blue, black, red, green, silver and pink, from the original white and silver. The display text comes in two colors – white and yellow. The card is used by attaching the display portion (processed into a color rewritable label) to the contactless card.
- It is possible to rewrite the newly developed card on approximately 1,000 occasions, or in excess of three times existing rewritable cards.
- Using a dedicated card issuing machine, and with just a simple operation, it becomes possible to perform such actions as writing in information on the contactless IC, as well as printing on the card and color rewritable label.

[Product and Usage Image]

- By combining the six color variations of the display portion of the card and two printed colors it becomes possible to select a color close to specific brand images, and to match colors to base designs, thereby heightening the affinity of the card and the design.
- By enhancing the color variation line up of the display portion, it becomes possible to easily judge the attributes of the card carrier. For example, in instances such as an office setting where many people come and go, it becomes possible to increase visibility by setting the colors of access permits in line with the attributes of the card carrier, such as guest, employee and/or client. Also, in the case of areas with restricted access, by registering access authority data to specific card, it becomes possible to add an extra level of security.
- In the case of visitor cards used at events, it is possible to set the color of the card depending on such attributes as day of entry, and type of visitor, and also include functions for such activities as on site point rallies, and visitor history.

[Prices and Sales Targets]

[Price]

Card	:	From 300 yen per card on a 10,000 card order basis (Printing and issuance fees will be separately charged)
Dedicated card issuing machine and eraser	:	Open pricing

[Sales target]

DNP and Nippon Signal aim for sales of 300 million yen in the three year

period from April 1, 2008 from uses including company guest cards, visitor cards at events, and as authentication cards for use in such locations as parking areas.

The card will be on display at the DNP booth at 'IC CARD WORLD 2008' to be held at TOKYO BIG SIGHT from March 4.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

Exhibit A-7

DNP

News Release

March 03, 2008

DNP Develops Integrated Management System for ID-card Issuance Data

Packaged functions for the timely processing of business management

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) has developed an integrated ID management system to facilitate the efficient operation and management of multi-functional ID cards.
DNP has successfully standardized the functions, which have so far been customized on a case by case basis, and developed a general purpose system with all the necessary functions for the operation of ID cards used in a standard office setting. Marketing activities will commence from April.

[Background]
ID cards, such as those with built-in IC chips, fulfill a broad array of functions, including managing gateways to offices and monitoring attendance, performing access authentication to critical data, managing the use of office equipment, as a cash settlement function at the staff dining hall and as e-money. Administrators are also required to carry out various operations, including restricting internal access and modifying access rights to critical data in line with staff rotations, re-issuance in cases where the ID card has been lost, periodic updates, and issuing temporary ID cards to visitors. In instances such as these, it is necessary for the administrator to register each of these functions with the system, leading to increased operational burdens in line with the expansion of ID card functions. Centralized control systems have been established in order to reduce these operational burdens, but as many of these are being newly developed to stay abreast of newly adopted equipment and system conditions, developmental lead time and costs have become an issue. To answer these challenges, DNP has developed an integrated ID management system which bundles together the functions necessary for ID card operation, and is capable of reducing the administrator's operational burden in just a short time and at low cost.

[System Features]
Achieves high infinity with existing equipment and systems
This new system makes it possible to perform centralized management by establishing links to a variety of equipment and systems already in use, including those used in personnel management and gateway controls. This newly developed system facilitates centralized management by taking functions which match the level of authority of the card user, and automatically distributes additional registration and data modification information to various in-house systems including gateway systems. As the new system comes with a function for automatically switching the distributed data to bring it into line with various systems already in use in-house, there is

no need to add these systems to those already in operation at any given company. And that makes it possible to immediately use the new system following the creation of ID cards, in instances which in the past would have required individual registration.

Compatibility with Shared Security Formats Cooperation (SSFC)

This newly developed system is compatible with SSFC, which makes it possible to achieve pleasant and safe office security by linking the system with an entire range of equipment via a single smart card, including access gateways, monitoring cameras and OA equipment.

Management Functions for Practical Operation

This newly developed system comes with functions suitable for a variety of ID card usage settings, facilitating convenient operation and management by the ID card administrator, by allowing for the simple issuance, re-issuance or amendment to ID cards.

[Major management issues]

1. Card data operations
   Managing the loan to and return from, along with the loss processing (deactivation of) cards loaned to staff, who have forgotten or misplaced their ID card.
2. Card management
   Managing card registration, card data modification and expiration date settings, along with unreturned cards for users of company ID cards and guest-cards.
3. Staff data operations and management
   Managing searches, browsing, alterations and the removal of staff data, including organizational data and job postings.
4. Access authority operations and management
   Managing the right of staff to pass through access gateways, and to access data.
5. Linkage to sub-systems
   Linkage to sub-systems including existing gateway controls, dining hall POS and card issuance systems.
6. Data operation and management by the ID card manager
   Managing additions to, along with modifications and removals of user data in order to limit system users.
7. Historical management
   This new system makes it possible to browse historical data of modifications to access authority management functions (the maintenance of an alteration log.)

[Operational image]

- For example, in instances of where a staff member has forgotten or misplaced his or her card, the administrator could select the `card loan menu, ` input the employee's name and employee number, and cross reference this with a portrait photo to confirm the employee's identity. Following that, it is possible to endow the card with the necessary data and authority, form links to relevant systems, and sanction the card for use as an ID card, merely by passing a `primary usage card` with a preset expiry date over the reader-writer. At the same time, the

functions of the forgotten or misplaced card will be terminated. Such primary usage cards distributed to those who have forgotten or misplaced cards, visitors, and temporary staff, will immediately become null and void once the fixed time period has expired.

- Apart from being able to set personnel data, and access rights to specific areas on an employee basis, it is also possible to manage the modification history of each type of data. Also, by performing a master registration it is also possible to add necessary data in line with job based affiliations or attachments.

Short Lead Times on Introductions

In the past it has taken between six months to one year to newly configure an operational and management system based on original ID cards, but by using this newly developed system it is now possible to commence operations within a month or two months following the establishment of these requirements.

[Price and Sales Targets]

The cost for the system proper is approximately 5 million yen.

* Setting the requirements and customized responses will be charged separately.

The system has been adopted by NYK Line, where it has been in operation since March. DNP will market this new system to companies which are considering adopting ID cards or establishing authentication systems, and those with numerous visitors and temporary staff, aiming for sales of 200 million yen by 2010. The system will be on display at the DNP booth at 'IC CARD WORLD 2008' to be held at TOKYO BIG SIGHT from March 4.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form
[News Release Index]

Exhibit A-8

DNP

News Release

March 04, 2008

DNP Develops Contactless Smart Card with Unique Surface Treatment

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) has developed a contactless smart card with highly honed design attributes facilitating glossy and texture based expressions via the application of a unique DNP surface treatment, which combines printing and type setting technology.

This newly developed product uses DNP's unique surface treatment technology nurtured through the company's long experience in commercial printing and the printing of packaging materials, is a smart card which is both visually stimulating and fun to touch, and comes with a high value added quotient. DNP will commence marketing the new product from September 2008.

[Background]

In recent years many companies and organizations have issued an array of cards, including credit cards, cash cards, point cards and membership cards with the aim of capturing new clients, heightening brand recognition of the product or company, or the rejuvenation of local shopping areas. Some 160 million cards are issued in Japan annually at present; a number which is expected to rise to 300 million by the year ending March 31, 2012. In line with the increase in the number of cards in circulation, it has become difficult for card issuers to discriminate their cards from those of their rivals or cards from different industries, and how to get the consumer to use a particular card has become a major issue. It has, hence, become necessary to offer cards which are ever more attractive to the client in order to have him or her select and choose to carry one specific card from among the many on offer.

By applying the surface treatment technology used in areas, including posters, catalogues and pamphlets, which are continually called upon to provide a unique appeal, and in packaging materials for foods and drinks, DNP has successfully developed a card with a high value added quotient, capable of rendering unique visual and tactile expressions.



(Front) a textual card with ridges on a



(In order from the front) a card in which

metallic printed base. the texture of the raw materials comes through, via such expressions as jeans, leather, and grained surfaces.

[Features]

- There are three basic type of surface treatment; mock embossing (ridging,) texture printing (which allows the feeling of the raw materials to come through,) and metallic printing (highly bright).
- It is possible to express various design effects to match the concept of the card, including making certain parts highly bright, and others matt, rough or ridged. It is possible to discriminate cards in line with objectives or uses; for example, by creating cards with a premium finish for blue chip clients, or cards which give expression to the raw materials used at specific outlets, such as clothing or shoes.
- We plan to make this new card compliant with contactless smart card standards, type A, type B and FeliCa. (Scheduled for around May 2008).
- Pricing will be set approximately 50 yen to 100 yen above ordinary cards in circulation at present.

[Forward Looking Events]

DNP will promote sales of the newly developed card to companies which handle membership cards, gift cards and trading cards, aiming for sales of 500 million yen over the three year period from April 1, 2008. The card will be on display at the DNP booth at 'IC CARD WORLD 2008' to be held at TOKYO BIG SIGHT from March 4.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form
[News Release Index]

Exhibit A-9

DNP

News Release

March 05, 2008

DNP Develops Employment Management Support System Using Digital Pens Conducts Feasibility Study

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) has developed an employment management support system using a digital pen created by Swedish company Anoto AB.

The Anoto digital pen records text and pictures delineated by the pen in a real time format, and comes complete with a function for distributing this data to PCs and/or mobile phones. This newly developed system uses a chronometer function built in to the pen to perform the role of a time recorder, which collects data on working hours, merely by touching the digital pen to the required items on a dedicated punch card, including signing on, signing off and rest periods.

DNP conducted a series of feasibility studies in conjunction with a staffing company in order to test the efficacy of the system. We intend to construct a more suitable operational format in the wake of these tests, and will commence marketing the new system from May.



Dedicate punch card and digital pen

[Background]

Staffing services have successfully grown their businesses in answering the needs of client companies for the necessary labor force at the necessary time, by dispatching to these companies individuals who wish to blend the dictates of work with their particular lifestyles. When it comes to managing the working hours of such staff, however, many companies have been forced to revert to manual labor, including the use of timecards, and individually kept ledgers. We have recently seen the spread of smart cards used as IDs designed to track

signing in and signing out data in a digital format, but in some cases it is difficult to set up system equipment and construct networks, such as at events held for only a short period, operations out of doors, or at companies with stringent security, which prohibits the use of PCs and other mobile terminals on the premises. The client company is responsible for the time management of dispatched staff, but in cases where there is an inordinately large number of such staff, or this staff is spread over a broad series of departments at the client company, then there is a limit to what paper-management can achieve, and there have been many instances where it has been difficult to perform proper management of the employment situation. DNP has risen to the challenge and developed a low cost, efficient employment management system using digital pens, and dedicated paper punch cards.



User image

[System Features]

*** Low cost, efficient system**

This newly developed system is composed of a digital pen and punch card for use by dispatched staff, a management card for use by the client, along with a mobile phone used to send signing on and signing off data collected by the digital pen to the management server.

The punch card is preset with a unique ID on a card by card basis, and imprinted with micro-dot patterns necessary for the collection of the digital pen punch data on an itemized basis. By touching the digital pen to specific items on the punch card it is possible to record the times of such activities as signing in, signing off and rest periods in the in-built memory of the digital pen. As this punch card is also capable of CSV format outputs it becomes possible to forge links with many of the employment management systems already in use at client companies.

Users can transport the digital pen, punch card and administrator's card, merely by carrying them in their pocket. It is also possible to generate data recorded by the digital pen as signing on and signing off data immediately after this data has been sent, facilitating salary processing for short term work, such as daily and weekly employment.

* At worksites where it is not possible to use communications equipment such as mobile phones, it is still possible to send data stored in the digital pen to the server by connecting to communications equipment in areas where such communication has been permitted.

*** Strengthening compliance**

It is possible to record punch card data collected by the digital pen as accurate time data. And in addition to using the digital pen for its original use as a writing pen, for example when a manager attaches his signature to reports concerning late arrival or overtime from dispatched employees; it is also possible to store data in a dated image format. And by using this data it becomes possible to more accurately stay abreast of, manage and record employment conditions enshrined in the labor laws.

*** One month trial pack**

DNP has prepared a one month trial pack for clients looking to test run the system prior to a full introduction.

Pack contents	:	one digital pen, ten dedicated cards (nine punch cards and one management card) Start up processing and use of the employment server
Cost	:	75,000 yen (exclusive of tax)

[Feasibility Test Summary and Results]

Test period	:	The 11 day period from February 15 to February 29, 2008
Test subjects	:	Nine people over 11 days for a total of 99 subjects
Test results	:	There were recognized savings of 80% by the client in terms of time needed to process operations related to employment management, including allocating employee numbers to dispatched staff, along with signing on and signing off procedures. DNP is also a client of such employment services, and we too, realized positive qualitative results through more accurate management, by more accurately staying abreast of employment conditions.

[Future Events]

DNP will configure operating procedures in response to client requests, and actively promotes sales to staffing service companies and companies which rely heavily on dispatched staff, such as the event industry along with manufacturing companies, aiming to complete sales to ten companies in the year beginning April 1. The card will be on display at 'IC CARD WORLD 2008' to be held at TOKYO BIG SIGHT from March 4.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

Exhibit A-10

News
Release

March 14, 2008
Dai Nippon Printing Co., Ltd.
Sony Chemical & Information Device Corporation

Dai Nippon Printing and Sony Chemical & Information Device Start Discussion on the Transfer of Thermal Transfer Ink Ribbon Business to Dai Nippon Printing

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) and Sony Chemical & Information Device Corporation (SonyCID) have signed a legally non-binding letter of intent regarding the transfer of SonyCID's global thermal transfer ink ribbon* business to DNP*2. The two companies will start to study various issues, including suitable transfer methods which comply with the laws and regulations of relevant jurisdictions, along with other concrete matters, aiming for the early conclusion of a legally binding definitive contract with a view to complete the transfer by July 2008.

DNP began manufacturing and marketing thermal transfer ink ribbons used in facsimile machines in the early 1980s, and has steadily expanded applications to include bar codes which it developed in the early 1990s. DNP has successfully developed this business on a global scale, and maintains manufacturing and sales bases in the United States, France and Japan.

Bar codes are used in a variety of different industries, including product traceability and components management at manufacturing sites. Demand for thermal transfer ink ribbons for bar code systems continues to grow steadily. DNP expects to expand this business in response to the increased demand in a timely manner, following the transfer of the relevant manufacturing facilities from SonyCID. With this transfer, DNP anticipates increasing its competitiveness and its ability to move toward common sourcing of materials, as well as increased production and operating efficiencies through the strengthening of existing manufacturing and sales bases.

SonyCID will invest the capital gained from this transaction to focus on the growing optical film and electronic device business and reallocate its resources to facilitate more rapid expansion in that area. c

DNP plans to offer employment at DNP to the employees at SonyCID's thermal transfer ink ribbon manufacturing facilities in Pittsburgh, Pennsylvania (the United States) and Amsterdam (the Netherlands), in accordance with applicable laws and regulations.

Dai Nippon Printing Co., Ltd.
Head office:
1-1-1 Ichigaya Kagacho, Shinjuku-ku, Tokyo
Representative Director and President: Yoshitoshi Kitajima
Capital: ¥114.46476 billion

Sony Chemical & Information Device Corporation
Head office:
Gate City Osaki, East Tower 8th Floor, 1-11-2 Osaki, Shinagawa-ku, Tokyo
Representative Director and President: Masayoshi Sugiyama
Capital: ¥5.48 billion

* Thermal transfer ink ribbon
Materials used when printing fax, word processor and bar codes in a thermal transfer printing format. Thermal transfer ink ribbons are manufactured using ink made of carbon and colored pigments for printing which are mixed with wax and then attached at a thickness of several microns to the surface of a film which acts as the base material. When heat is transferred to this film from the thermal head, only the heated portion melts and is attached to the paper.

*2 Some of (i) the assets and (ii) the existing business relationships with customers, etc. are not expected to be transferred.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form
[News Release Index]

END